EXHIBIT 99.1

BrainsWay Appoints Avner Lushi to Join Board of Directors

Lushi also to serve on Company’s audit committee

PATTERSON, N.J., Feb. 10, 2020 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay”), a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation producats using the Company’s proprietary Deep Transcranial Magnetic Stimulation (dTMS) technology for the treatment of major depressive disorder (MDD) and Obsessive Compulsive Disorder (OCD), announced today that Mr. Avner Lushi will be joining its board of directors and will also serve as a member of its audit committee.  The announcement comes after the recent shareholder approval of his election to the board.

“Avner is an accomplished business leader with close to 20 years of experience in the healthcare industry as well as in general management, strategy and finance.  I am confident that his diverse skillset will add depth to our board and will significantly contribute to the support and guidance we provide our management team,” said Dr. David Zacut, chairman of the board.

“I am impressed by the progress BrainsWay has made in recent years,” said Mr. Lushi.  “Its consistent commercial excellence, multiple successful multicenter clinical studies – including the very recent smoking cessation study, proprietary technology, rich R&D pipeline, recent listing on the NASDAQ and appointment of a highly accomplished U.S.-based CEO are all achievements which serve to position the company for growth.  I am honored to join the company’s board, and look forward to working with my fellow board members and the executive management team in order to achieve the company’s long-term strategic objectives and enhance shareholder value.”

About Avner Lushi
Mr. Lushi has broad experience in the healthcare industry, and has served in a wide range of roles including as an entrepreneur and venture capital investor.

In 2015, he co-founded the Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF), a $100 million fund focused on introducing Israeli and western life sciences companies to the Chinese market, where he also serves as a Managing Partner & CEO.  From 2004 to 2015, Mr. Lushi served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a prominent Israeli life sciences venture capital fund.  Before joining IHCV, he was the Co-Founder & CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking.

In addition to his expertise in the life sciences arena, Mr. Lushi also served as an independent board member at multiple publicly traded companies, including most recently at Raval ICS Ltd. and Ram-On Investments and Holdings (1999) Ltd.  Prior to turning to the private sector, he held senior advisory positions at the Israeli Prime Minister’s office and the Israeli Supreme Court.

Mr. Lushi holds an LLM degree from the Hebrew University of Jerusalem, as well as an LLB in Law and BA in Economics from Haifa University.

About BrainsWay
BrainsWay is engaged in the research, development and sales and marketing of a medical system for non-invasive treatment of common brain disorders. The medical system developed and manufactured by the Company is based on a unique breakthrough technology called dTMS, which can reach significant depth and breadth of the brain and produce broad stimulation and functional modulation of targeted brain areas.  In the U.S., the Company’s device has been FDA cleared for the treatment of major depressive disorder (MDD) and of Obsessive Compulsive Disorder (OCD). The Company's systems have also received CE clearance and are used worldwide for the treatment of various brain disorders.

Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of dTMS products; unforeseen difficulties with dTMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to dTMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of dTMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize dTMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay Ltd.
Hadar Levy
Chief Operating Officer and Chief Financial Officer
Hadarl@Brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com